December 22, 2016

Via EDGAR and Electronic Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

Washington, D.C. 20549-7010

ATTN:	W. John Cash Accounting Branch Chief Office of Manufacturing and Construction

Re:	A. Schulman, Inc. Form 10-K for the Fiscal Year Ended August 31, 2016 Filed October 26, 2016 Form 8-K Filed October 26, 2016 File No. 0-07459

Dear Mr. Cash:

This letter sets forth the responses of A. Schulman, Inc. (the “Company”, “we”, “our” or “us”) to the comments of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) provided in the letter dated December 9, 2016 relating to the Commission’s review of the above-referenced Form 10-K and Form 8-K of the Company. For your convenience, we have set forth below the full text of each of the Staff’s comments in the December 9, 2016 letter, along with the Company’s corresponding responses.

Form 10-K for the Fiscal Year Ended August 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Results of Operations, page 29

USCAN, page 30

1.

It appears to us you should more fully discuss and explain the specific reasons for the “lower legacy volumes” in your United States & Canada segment that negatively impacted net sales and gross profit during fiscal 2016. In this regard, we note from your October 27, 2016 earnings call that you “experienced a loss of business from a major customer” in your United States & Canada segment that negatively impacted net sales and gross profit in the fourth quarter of fiscal 2016 and will impact fiscal 2017.

W. John Cash

December 22, 2016

However, there appears to be no discussion of this event/trend in MD&A. To the extent that the loss of this customer is reasonably expected to materially impact consolidated or segment results of operations, please tell us, and revise MD&A in future filings to address:

•	The specific facts and circumstances surrounding this loss of business;

•	The anticipated impact on net sales and earnings in fiscal 2017; and

•	Any measures you are taking to offset the related declines in net sales and earnings.

Refer to Item 303(A)(3) of Regulation S-K.

RESPONSE:

As noted by the Staff, on our October 27, 2016 earnings call, we informed investors that we “experienced a loss of business from a major customer” in our United States & Canada (“USCAN”) segment that negatively impacted net sales and gross profit in fiscal 2016. Following a review of its product offerings, this customer advised us in May 2016 that it intended to discontinue purchasing specific color concentrate products following a redesign of their product, resulting in a decrease of $2.4 million of sales and $0.6 million of gross profit in our USCAN Engineered Plastics and Custom Performance Colors product families for the remainder of fiscal 2016. We will continue to supply this customer on a global basis with other product offerings. While this loss of business impacted these two USCAN product families and was discussed during the earnings call, the total sales and gross profit decline attributable to the USCAN segment for this specific customer was less than 1.0% of total USCAN for fiscal 2016, which the Company did not consider material for disclosure under Item 303(A)(3) of Regulation S-K.

USCAN segment sales in fiscal 2017 are expected to decline versus the prior year, of which this loss of business is a contributing factor. On an annualized basis in fiscal 2017, the Company anticipates a sales decrease of approximately $9 million (1.4% of total USCAN fiscal 2016 sales and 0.4% of consolidated fiscal 2016 sales) and a gross profit decrease of approximately $2.5 million (2.1% of total USCAN fiscal 2016 gross profit and 0.6% of consolidated fiscal 2016 gross profit) related to this loss of business.

The Company took decisive actions throughout fiscal 2016 and continues to take actions in fiscal 2017 to offset the lost business gross profit contribution, including continued focus on a specialty product portfolio and reducing both headcount and the number of shifts at the specific plant where the product is produced.

In future quarterly and annual filings, as required by Item 303(A)(3) of Regulation S-K, should we incur a material loss of business, we will include a discussion of the known and expected effects of material lost business, along with other factors, on our expected results.

W. John Cash

December 22, 2016

Consolidated, pages 32 and 38

2.	We refer to your non-GAAP measure, total operating income before certain items. Please revise future filings to:

•	Revise the disclosure under the table on page 32 which incorrectly indicates segment operating income is being reconciled to operating income in the table on page 33;

RESPONSE:

In future quarterly and annual filings, the Company will revise its operating income reconciliation disclosure in a manner consistent with the following proposed disclosure, which has been marked against the fiscal 2016 Form 10-K to facilitate the Staff’s review.

Total operating income before certain items, is a non-GAAP measurement~~, represents segment operating income combined with Corporate expenses~~. For a reconciliation of segment operating income (loss) to operating income before certain items, refer to the table below.

•	Explain the differences between restructuring and related costs presented in the reconciliations compared to restructuring expenses included in the statements of operations;

RESPONSE:

The Company supplementally advises the Staff that expenses reflected in restructuring expense in the statements of operations include costs permitted under ASC 420. These expenses are part of restructuring plans approved by the Chief Executive Officer and, if required, the Company’s Board of Directors. Costs included in these plans relate to activities such as:

•	The sale or termination of a line of business;

•	The closure of business activities in a particular location;

•	The relocation of business activities from one location to another; and

•	Changes in management structure.

Restructuring related costs presented in the reconciliations, primarily included in selling, general and administrative expenses in the Company’s consolidated statements of operations, are costs associated with professional fees for outside strategic consultants regarding actions to improve the profitability of the organization and efficiency of its operations, and costs associated with reorganizations of the legal entity structure of the Company.

W. John Cash

December 22, 2016

In future quarterly and annual filings, the Company will explain the differences between restructuring expenses and restructuring related costs presented in the reconciliations in the statements of operations and will elaborate on the components of restructuring related costs. The following illustrates the new disclosure the Company plans to provide:

Restructuring related costs for fiscal 2016 of $16.0 million, primarily included in selling, general and administrative expenses in the Company’s statements of operations, are costs associated with professional fees for outside strategic consultants regarding actions to improve the profitability of the organization and efficiency of its operations, and costs associated with reorganizations of the legal entity structure of the Company. Restructuring expenses included in restructuring expense in the Company’s statements of operations include costs permitted under ASC 420, Exit or Disposal Obligations, such as severance costs, outplacement services and contract termination costs.

•	Disclose why this measure is useful to investors and how it is used by management as required by Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

RESPONSE:

In future quarterly and annual filings, the Company will enhance its disclosures surrounding the usefulness of operating income before certain items in a manner consistent with the following illustrative disclosure, which has been marked against the fiscal 2016 Form 10-K to facilitate the Staff’s review:

Throughout this MD&A, the Company provides operating results for continuing operations exclusive of certain items such as costs related to acquisitions and integration, restructuring and related expenses, asset impairments and asset write-downs, which are considered relevant to aid analysis and understanding of the Company’s results and business trends. The Company believes that operating income before certain items is a useful measure to investors and management in understanding current profitability levels that may serve as a basis for evaluating future performance. In addition, operating income before certain items is important to management as it is a component of the Company’s annual and long-term employee incentive compensation plans.

Critical Accounting Policies, page 41

Purchase Accounting and Goodwill, page 42

3.	We note your disclosures related to the impairment of goodwill. Please address the following:

•	Tell us the specific facts and circumstances that occurred subsequent to the Citadel acquisition whereby the USCAN EP and EC reporting units did not meet volume, revenue, and margin expectations, including how the Lucent matter specifically impacted operating results and projections;

W. John Cash

December 22, 2016

RESPONSE:

As disclosed in the Company’s Form 10-K under the heading “Lucent Matter” on page 27, in August 2015, the Company identified quality reporting issues affecting certain product lines at two manufacturing facilities located on Lynch Road in Evansville, Indiana. Both facilities are a part of Lucent Polymers, Inc. (“Lucent”), an indirect wholly-owned subsidiary of HGGC Citadel Plastics Holdings, Inc. (“Citadel”) which was acquired as part of the Citadel acquisition in June 2015. Specifically, the Company discovered discrepancies between laboratory data and certifications provided by Lucent to customers with respect to certain products using recycled or reclaimed raw materials. The Company also discovered inaccuracies in materials provided by Lucent employees to an independent certification organization with respect to such products.

The Company identified these discrepancies during the first quarter of fiscal 2016 and took immediate decisive actions. Throughout the second and third quarters of fiscal 2016, the Company believed the impact of the Lucent matter was short-term in nature and would not have a significant impact on the Company’s long-term business plan. As the amount of time for product reformulation and realignment of production processes to manufacture products in accordance with customer specifications continued throughout the remaining three quarters of fiscal 2016, the Company concluded in the fourth quarter of fiscal 2016, that its actions were not enough to mitigate the long-term financial impact on the USCAN Engineered Plastics reporting unit and therefore would impact the Company going forward.

The Lucent volume decreased while the Company worked with affected customers to deliver accurate certificates of analysis for current product sales, including in some instances, reformulating products or discontinuing products. These corrective actions resulted in delays in volume and overall volume loss during the period as the Company worked with customers to reformulate products to meet required specifications. Lucent specific volume declines began in the second fiscal quarter and continued throughout the remainder of fiscal 2016. Due to the complexities of continued integration, the amount of time required for product reformulation and realignment of production processes, the quantification of an annualized Lucent sales loss of approximately $22 million and estimation of the impact on future years was not known until the 2016 fourth quarter financial reporting process was complete.

In addition, USCAN Engineered Plastics’ staffing resources normally driving new business and managing the legacy business were primarily dedicated to the Lucent remediation, resulting in a decrease in legacy USCAN Engineered Plastics volume as well.

The Lucent related reformulation costs also negatively impacted gross margin as the costs to meet customer specifications required the use of higher cost raw materials. This resulted in a lower profitability profile for the USCAN Engineered Plastics reporting unit

W. John Cash

December 22, 2016

as compared to the initial projections. The process to reformulate the products also increased the quality failure rate and related rework costs. Due to the complexities of continued integration, the amount of time required for product reformulation and realignment of production processes, the quantification of an annualized lost gross profit of approximately $9 million and estimation of the impact on future years was not known until the 2016 fourth quarter financial reporting process was complete. The annualized lost gross profit is a combination of lost volume and additional costs incurred by the Company.

Similar to the volume discussion above, staffing resources normally driving cost efficiencies in non-Lucent USCAN Engineered Plastics products were dedicated to resolve Lucent remediation. This resulted in a decrease in profitability in the legacy USCAN Engineered Plastics portion of the reporting unit. The Company’s manufacturing facility consolidation activities in Evansville, Indiana associated with the USCAN Engineered Plastics reporting unit experienced a delay in the second and third quarters of fiscal 2016 primarily due to the dedication of staffing resources to Lucent remediation, which resulted in $2.4 million less in cost savings than had been anticipated in fiscal 2016, primarily the result of the Lucent distraction. Additionally, procurement synergy realization primarily in the USCAN Engineered Plastics reporting unit in fiscal 2016 was $1.3 million lower than original expectations due to lower volume requirements.

There were material assumption differences between the acquisition date and the goodwill impairment test of June 1, 2016 were in USCAN Engineered Plastics’ sales growth and profitability, as noted below:

•	The USCAN Engineered Plastics sales projected growth rate assumed at the time of the Citadel acquisition, which was based on historical results, was 4% in fiscal 2017, growing to 5% in fiscal 2018 and 6% in fiscal 2019. The projected sales growth rate used during the fiscal 2016 goodwill impairment test was a loss of sales of 15% in fiscal 2017 with 2% – 3% growth in each of fiscal 2018, 2019 and 2020. The decrease in projected sales in 2017 was based on the actual sales decrease from 2015 to 2016 of 18% on lower volume, primarily as a result of the Lucent matter and resulting distraction as noted above.

•	The USCAN Engineered Plastics EBITDA margin assumption decreased by 700 basis points when comparing the purchase accounting valuation to the fiscal 2016 goodwill impairment assumptions used, primarily as a result of the Lucent matter discussed above.

The Engineered Composites (“EC”) reporting unit serves a number of customers in the oil and gas market, including the fracking industry. Customers in the oil and gas market accounted for 7.3% of total sales and 16.5% of total gross profit in the EC reporting unit in fiscal 2015. The price of crude oil decreased by approximately 20% from the Citadel acquisition date to the goodwill impairment testing date of June 1, 2016. Oil and gas

W. John Cash

December 22, 2016

customer sales declined $8.5 million, or 56.2%, and gross profit declined $4.9 million, or 54.4%, in fiscal 2016 as compared to the prior year comparable period. As a result of the oil price volatility and customer excess inventory on hand, customers delayed or cancelled orders in fiscal 2016 following the prior year acquisition of Citadel. Throughout the second and third quarters of fiscal 2016, the Company believed the declines in oil and gas were temporary in nature. As the declines continued throughout 2016, the Company concluded in the fourth quarter of fiscal 2016 that there would be a long-term impact. Although anticipated to improve slightly in fiscal 2017, the oil and gas market volatility was the primary driver of the reduced growth rate expectations in future periods.

The material assumption differences between the acquisition date and the goodwill impairment test of June 1, 2016 were in EC sales growth and profitability, as noted below:

•	The projected EC sales growth rate at the time of the Citadel acquisition, which was based on historical results, was 5% in fiscal 2017, growing to 5.5% in fiscal 2018 and fiscal 2019. The sales growth rate used during the fiscal 2016 goodwill impairment test was 4.6% in 2017 with 2.1% – 2.5% growth in each of 2018, 2019 and 2020. As noted above, throughout the second and third quarters of fiscal 2016, the Company believed the declines in oil and gas were temporary in nature. As the declines continued throughout 2016, the Company concluded in the fourth quarter of fiscal 2016 that there would be a long-term impact. Although anticipated to improve slightly in fiscal 2017, the oil and gas market volatility was the primary driver of the reduced growth rate expectations in the future periods.

•	The EC EBITDA margin assumption decreased by 500 basis points when comparing the purchase accounting valuation to the fiscal 2016 goodwill impairment assumptions used, primarily due to lower demand for the Company’s products from the oil and gas market.

•	During your October 27, 2016 earnings call, it was suggested that the goodwill impairment of the USCAN EP reporting unit was “almost 100% related to the Lucent matter.” In this regard, tell us if the oil field services business acquired from Citadel is unique to the EC reporting unit or explain what, if any, impact it had on the USCAN EP reporting unit.

RESPONSE:

The overall impact of the oil and gas market fluctuation had minimal impact on the USCAN Engineered Plastics reporting unit. Sales to customers in the oil field services business are unique to the acquired EC reporting unit as well as the Company’s legacy USCAN Specialty Powders reporting unit. While oil and gas market price fluctuations impact raw material prices in the USCAN Engineered Plastics reporting unit, the Company typically adjusts its sales price to customers for changes in raw material prices.

W. John Cash

December 22, 2016

•	Explain to us what occurred in the oil field services business subsequent to the Citadel acquisition that impacted the projections of the EC reporting unit;

RESPONSE:

Please refer to the response in the first bullet point above regarding the decline in the oil and gas market.

In addition, following the acquisition of Citadel and during the integration of the EC reporting unit, the Company determined that the profitability of the EC reporting unit and customer portfolio was more significantly impacted by the volatility of the oil and gas market than previously identified.

•	Explain to us the material differences between the fair value assumptions that were used when you acquired Citadel on June 1, 2015 and when you preformed your annual goodwill impairment on June 1, 2016. Specifically address the significance of Lucent to Citadel’s historical operations;

RESPONSE:

Please refer to the response in the first bullet point above regarding the changes in fair value assumptions. In addition, Lucent historically represented approximately 40% – 50% of sales and 55% – 65% of gross profit of the Engineered Plastics portion of Citadel and approximately 20% of sales and gross profit of total Citadel.

•	Your accounting policy states that “if circumstances change during interim periods between annual tests that would more likely than not reduce the fair value of a reporting unit below its carrying value, the Company would test goodwill for impairment. Factors which would necessitate an interim goodwill impairment assessment include a sustained decline in the Company’s stock price, prolonged negative industry or economic trends, and significant underperformance relative to expected historical or projected future operating results.” Additionally, we note the disclosures in your Form 10-Q for the fiscal period ended February 29, 2016 that “in the second quarter of fiscal year 2016, the reporting units associated with the Citadel acquisition did not meet volume and revenue expectations, and the product mix had lower margins than planned” and “given recent performance, the global engineered composites and USCAN engineered plastics reporting units, in addition to the EMEA specialty powders and USCAN custom performance colors reporting units, are at an elevated risk of impairment.” Tell us the reasons an interim goodwill impairment test was not performed as early as your fiscal second quarter given that your disclosures suggest that the affected reporting units were underperforming relative to expected historical or projected future operating results; and

W. John Cash

December 22, 2016

RESPONSE:

The Company’s interim goodwill impairment reviews follow a consistent procedure in which we review for certain triggering events including a sustained decline in the Company’s stock price, prolonged negative industry or economic trends, and significant underperformance relative to expected historical or projected future operating results. As part of this process during the second and third quarters of fiscal 2016, we determined that the decrease in performance as compared to budget for the reporting units noted provided an elevated risk of impairment and, as required in ASC 350-20-35-18, we included disclosures to that effect in our quarterly filings. We also considered the fact that management was reviewing strategic alternatives to improve operating performance and drive growth specific to the reporting units noted. The long-term projections were not significantly adjusted during the second and third quarters of fiscal 2016, as the Company believed at the time that the impact was temporary in nature and would not have an impact on its long-term outlook for the businesses.

There were no identified triggering events prior to the Company’s fiscal 2016 annual impairment analysis. The Company’s quarterly impairment review assessments were further supported by its analysis, demonstrated by a market capitalization reconciliation that showed that the total of the most recent fair values of the reporting units were supported by the Company’s share price in the market as of February 29, 2016 and May 31, 2016.

During the fourth quarter of fiscal 2016, there was a change in key USCAN personnel when a new Senior Vice President and General Manager (“GM”) was named in August 2016. The new GM began his tenure by conducting an assessment of the operations, markets, products and technology, personnel and growth platforms. The Company considered this factor as well as the following when completing its annual goodwill impairment test:

•	The business assessment by new GM;

•	Annual process to develop strategic long-term (five-year) financial projections completed with input from new GM which determined the impacts noted above would have an impact on the long-term outlook. This included finalizing the overall Lucent impact on the current and future business, which was complicated by ongoing integration activities and the amount of time required for product reformulation and realignment of production processes to manufacture the reformulated products in accordance with customer specifications; and

•	Complaint filed against Citadel Plastics as the Company gained more clarity on the Lucent financial impact for future projections.

W. John Cash

December 22, 2016

In addition to these events which provided new information utilized in the annual goodwill impairment analysis specific to the USCAN reporting units, the Company’s newly appointed CEO, Joseph M. Gingo (August 18, 2016) required an extensive review be conducted of the Company’s fiscal 2017 budget and strategic initiatives, by segment. Shortly thereafter, the Company announced on September 13, 2016 that its Board of Directors retained an external advisor to perform a comprehensive review of the Company’s 2017 budget and long-range plan. The financial projections generated through the new USCAN GM and the comprehensive review of the 2017 budget and long-range plan was completed in October 2016. Due to the length of time to complete an accurate goodwill Step 1 and subsequent Step 2 analysis with the resulting financial projections, the Company completed its fiscal 2016 goodwill impairment assessment immediately prior to filing the Form 10-K filing on October 26, 2016 utilizing the results of the comprehensive review of the budget and long-range plan finalized in October 2016.

For the EMEA Specialty Powders reporting unit, the previously disclosed annual goodwill impairment testing indicated that there was 7.6% of excess in fair value over carrying value, which inherently indicates a higher level of sensitivity for the associated goodwill balance. For the EC reporting unit, as disclosed in our Form 10-K, generally goodwill recorded in a recent business combination is more susceptible to risk of impairment subsequent to the acquisition primarily because the business combination is recorded at fair value based on operating plans and economic conditions present at the time of the acquisition. During the second and third quarters of fiscal 2016, there were financial impacts noted as elevating the risk of impairment for these reporting units, but these were not deemed as significant underperformance in the long-term and there were no triggering events noted based on the facts and circumstances known to the Company during that period. The long-term financial projections for these reporting units were not finalized until the fourth quarter of fiscal 2016 as a result of the comprehensive review process discussed above.

The Company acknowledges that ASC 350-20-35-18 requires disclosing an estimate of the possible loss, a range of loss or a statement that such an estimate cannot be made. Prior to the changes noted above during the fourth quarter of fiscal 2016, the Company acknowledged the elevated risk of impairment. Additionally, the Company disclosed incremental costs related to the Lucent matter that negatively impacted the Company’s operating results in Note 17, Contingencies and Claims, of the fiscal 2016 Form 10-K. However, the Company did not have materially changed long-term projections that would have accurately determined whether an impairment loss would occur or whether there could be an estimate or range of loss related to impairment.

The Company believes that, given we were unsure whether an impairment loss would occur, the lack of a reliable range for disclosure was implied by noting the elevated risk and the monitoring of short-term impacts to validate if they were indicative of long-term trends. In the second and third quarters of fiscal 2016, the Company believed the aforementioned items were short-term in nature and that the long-term impact of the

W. John Cash

December 22, 2016

current trends was uncertain. The Company therefore concluded that it had satisfied Regulation S-K, Rule 303(a)(3)(ii) by providing an early warning disclosure in the second and third quarters of fiscal 2016.

•	Tell us the facts and circumstances that resulted in the operating results and projections of the EMEA SP reporting unit deteriorating as a result of the oil and gas and agricultural markets, including any material changes in the fair value assumptions you used in the 2016 goodwill impairment test compared to the 2015 test.

RESPONSE:

As noted above, for the EMEA Specialty Powders reporting unit, the previously disclosed fiscal 2015 annual goodwill impairment testing indicated that there was 7.6% of excess in fair value over carrying value, which inherently indicates a higher level of sensitivity for the associated goodwill balance. The business for this reporting unit experienced significant competitive pressure in both the oil and gas and agricultural markets, driving down sales prices and resulting in lower volume.

The most significant change in fair value assumptions used in the fiscal 2016 goodwill impairment test compared to the fiscal 2015 test was the projected sales growth rate for fiscal 2016 and fiscal 2017. In the fiscal 2015 goodwill impairment test, we projected sales growth rates of 7.5% in fiscal 2016 and 2.5% in fiscal 2017. Actual fiscal 2016 sales decreased 2.2% from the prior year. Additionally, in the fiscal 2016 goodwill impairment test, the projected sales growth rate in fiscal 2017 was 1.9%, a decrease of 60 basis points from the prior year goodwill impairment test.

Long-lived Assets, page 44

4.	We note that after the impairment charge you recorded in fiscal 2016, the remaining carrying value of the intangible assets you acquired from Citadel continue to be material to your financial statements. Please tell us the specific nature of the remaining intangible assets you acquired from Citadel. Please explain to us if and how you determined that these assets are not impaired, including any significant assumptions you used in that determination.

RESPONSE:

As of August 31, 2016, the net intangible assets remaining from the Citadel acquisition include $97.4 million of customer relationships within the USCAN Engineered Plastics reporting unit, and customer relationships, developed technology, and tradenames of $111.4 million, $49.2 million, and $2.3 million, respectively, in the EC reporting unit.

W. John Cash

December 22, 2016

The Company performed an undiscounted cash flow test consistent with ASC 360, in which its asset groups were identified as reporting units. The Company performed the test on the remaining intangible assets in the EMEA Specialty Powders, USCAN Engineered Plastics and EC reporting units. Key assumptions used included estimated future cash flows of the business, estimation period and residual value. The Company used the same projected cash flows for each business as was used in step 1 of the goodwill impairment test, which were undiscounted while the goodwill impairment test utilized discounted cash flows.

The Company calculated the estimation period in accordance with ASC 360 and based the estimation period on the long-lived asset’s remaining useful life, using machinery and equipment as the primary asset. As the EMEA Specialty Powders, USCAN Engineered Plastics and EC asset groups all constitute businesses, the proceeds from eventual disposition are estimated to approximate the terminal value of the business. Such terminal value may be less than that used for business valuation purposes, because it would reflect only the value associated with maintaining the existing service potential of the business but is a reasonable estimate for the purposes of the recoverability test.

Our testing concluded that each reporting unit had an undiscounted cash flow which exceeded the respective reporting unit’s carrying value by 53%, 29% and 15%, respectively.

Item 8. Financial Statements and Supplementary Data, page 53

Note 4. Goodwill and Other Intangible Assets, page 69

5.	Please revise future filings to more fully describe the facts and circumstances that resulted in the trademarks, trade names, and developed technology being discontinued during the fourth quarter of 2016, the method for determining fair value, and the segment(s) impacted. Refer to ASC 350-30-50-3.

RESPONSE:

The Company will revise the language within Note 4, Goodwill and Other Intangible Assets, for the fiscal 2017 Form 10-K in a manner consistent with the following proposed disclosures, which have been marked against the fiscal 2016 Form 10-K to facilitate the Staff’s review.

During the fourth quarter of fiscal 2016, the Company discontinued the use of certain tradenames and developed technology associated with the Citadel acquisition. While the Company initially concluded there was value to these assets at the time of the acquisition in June 2015, while performing the ASC 360 test in the fourth quarter of fiscal 2016, the Company determined that there was no value for these intangible assets and recorded intangible asset impairment of $34.5 million. This determination was based on the abandonment of the majority of the Citadel tradenames following the acquisition integration in the fourth quarter of fiscal 2016 primarily as a result of the Lucent matter.

W. John Cash

December 22, 2016

The developed technology impairment was a result of the Lucent matter, as significant changes were required to thermoplastic formulations subsequent to the acquisition. The Company impaired intangible assets of $7.6 million in the EC segment and $26.9 million in the USCAN segment which are included in asset impairment charges in the Company’s consolidated statements of operations.

Note 6. Fair Value Measurement, page 73

6.	Please revise future filings to provide the disclosures required ASC 820-10-50-2 as it relates to the impaired intangible assets measured at fair value on a non-recurring basis.

RESPONSE:

The company will revise its fair value disclosure in future quarterly and annual filings related to impaired intangible assets measured at fair value on a non-recurring basis in a manner consistent with the following proposed disclosures, which have been marked against the fiscal 2016 Form 10-K to facilitate the Staff’s review.

Additionally, the Company remeasures certain assets to fair value, using Level 3 measurements, as a result of the occurrence of triggering events. In the fourth quarter of fiscal 2016, for the purpose of impairment evaluation, the Company measured the implied fair value of the Company’s EMEA Specialty Powders, USCAN Engineered Plastics, and EC reporting unit goodwill and long-lived assets. We utilized income and market approaches to determine the fair value of these Level 3 assets. For more information, see Note 4, Goodwill and Other Intangible Assets, of this Annual Report on Form 10-K. Besides goodwill and intangible assets from certain business units noted above, there were no significant assets or liabilities that were remeasured at fair value on a non-recurring basis during the period presented.

Note 14 – Segment Information, page 88

7.	We refer to your reconciliation of segment operating income to operating income and income from continuing operations before taxes. In regard to the “restructuring and related costs” line item, please:

•	Tell us what other items, in addition to the restructuring expenses presented in your statements of operations, are included in this line item;

•	Revise future filings to clarify the nature and amount of the “related costs” included in this line item and disclose where they are classified in your statements of operations.

RESPONSE:

Please see our response to Comment 2 above.

W. John Cash

December 22, 2016

Note 17 – Contingencies and Claims, page 94

General

8.	In the first paragraph, you state “management believes that the outcome of such actions, individually or in the aggregate, will not have a material adverse effect on the results of operations or financial position of the Company.” Please revise future filings to expand your assessment to also address the potential effect on cash flows.

RESPONSE:

In future quarterly and annual filings, the Company will include the additional requested information in a manner consistent with the following proposed disclosures, which have been marked against the fiscal 2016 Form 10-K to facilitate the Staff’s review.

Although the Company is not able to predict the outcome of such legal actions, after reviewing all pending and threatened legal actions with counsel and based on information currently available, management believes that the outcome of such actions, individually or in the aggregate, will not have a material adverse effect on the results of operations, financial position or cash flows of the Company.

Lucent Matter

9.	To the extent applicable, please tell us and revise future filings to disclose the amount of damages you are seeking in the complaint you filed against Citadel Plastics in June 2016.

RESPONSE:

In its complaint, the Company does not state it is seeking a specific amount of damages. Instead, the complaint sets forth various remedies and damages based on alternative claims and theories of recovery.

If an amended complaint is filed setting forth a total specified damage amount being sought, the Company will disclose such amount in its future quarterly and annual filings.

Form 8-K filed on October 26, 2016

10.	We refer to the presentation of non-GAAP measures in your earnings release. Please revise future filings to:

•

Present the most directly comparable GAAP measures with equal or greater prominence. In this regard we note you present numerous non-GAAP measures including: consolidated adjusted gross margin as a percent of nets sales and in total; consolidated

W. John Cash

December 22, 2016

adjusted operating margin as a percent of net sales and in total; and several measures excluding the impact of foreign currency translation; however, we also note you do not present the most directly comparable GAAP measure with equal or greater prominence.

RESPONSE:

In future quarterly and annual filings, when presenting non-GAAP measures within the press release, including consolidated adjusted gross margin as a percent of net sales and in total, consolidated adjusted operating margin as a percent of net sales and in total, and other measures excluding the impact of foreign currency translation, we will present the most directly comparable GAAP measure with equal or greater prominence.

•	Appropriately title segment disclosures you present. In this regard if you present segment measures, title them as such rather than titling them as “adjusted.”

RESPONSE:

In future quarterly and annual filings, when titling segment disclosures, we will title the measures as segment rather than adjusted. The following illustrates an example disclosure that the Company plans to provide in its future earnings releases, using data from the Company’s earnings release for the year-ended August 31, 2016, which has been marked below to facilitate the Staff’s review.

Net sales for the U.S. and Canada (“USCAN”) were $158.9 million, down 18.6%. This volume-driven weakness was broad-based and impacted a majority of the Company’s business units. USCAN segment ~~adjusted~~ gross profit was $25.2 million, or a gross margin of 15.9% compared with 17.4% in the prior year period.

•	Disclose why each non-GAAP measure is useful to investors and how each non-GAAP measure is used by management.

RESPONSE:

In future quarterly and annual earnings releases, the Company will enhance its disclosures surrounding the usefulness of non-GAAP measures to investors and how each non-GAAP measure is used by management in a manner consistent with the following illustrative disclosure:

The Company uses segment gross profit, SG&A expenses excluding certain items, segment operating income, operating income before certain items, net income excluding certain items, net income per diluted share excluding certain items and adjusted EBITDA to assess performance and allocate resources because the Company believes that these measures are useful to investors and management in understanding current profitability levels that may serve as a basis for evaluating future performance and facilitating comparability of results. In addition, segment operating income, operating income before certain items and net income excluding certain items are important to management as all are a component of the Company’s annual and long-term employee incentive plans.

W. John Cash

December 22, 2016

•	Explain the differences between restructuring and related costs presented in the non-GAAP reconciliations compared to restructuring expenses included in the statements of operations.

Please refer to Item 10(e) of Regulation S-K and the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

RESPONSE:

Please see our response to Comment 2 above. To the extent applicable, the Company will clarify the amounts comprising restructuring related costs in future quarterly and annual earnings releases.

We believe that the foregoing address each of the comments raised in the Staff’s letter. If you have any further questions or require additional information, please do not hesitate to contact me at (330) 668-7337, our Chief Financial Officer, John W. Richardson, at (330) 668-7285, or our Chief Legal Officer, Andrean R. Horton, Esq., at (330) 668-7375.

Sincerely,

/s/ Kristopher R. Westbrooks

Kristopher R. Westbrooks, Chief

Accounting Officer

cc:

Joseph M. Gingo, Chairman, President and Chief Executive Officer, A. Schulman, Inc.

John W. Richardson, Chief Financial Officer, A. Schulman, Inc.

Andrean R. Horton, Esq., Chief Legal Officer, A. Schulman, Inc.

J. Bret Treier, Esq., Vorys, Sater, Seymour and Pease, LLP

Dale Welcome, Division of Corporation Finance